EXHIBIT INDEX ON PAGE 6

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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                           ------------------------


                                 SCHEDULE 13D
                  under the Securities Exchange Act of 1934 *
                           ------------------------

                                Kinam Gold Inc.
                               (Name of Issuer)
                           ------------------------

                  $3.75 Series B Convertible Preferred Stock
                        (Title of Class of Securities)
                           ------------------------

                                   49448220
                                (CUSIP Number)
                           ------------------------

                                Brian W. Penny
                          Vice President, Finance and
                            Chief Financial Officer
                           Kinross Gold Corporation
                           52nd Floor, Scotia Plaza
                              40 King Street West
                               Toronto, Ontario
                                    M5H 342

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                           ------------------------

                                 July 12, 2001
            (Date of Event which Requires Filing of this Statement)
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If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

                        (Continued on following pages)

CUSIP No. 49448220

________________________________________________________________________________
1    NAME OF REPORTING PERSONS

     Kinross Gold Corporation

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Not Applicable (Canadian corporation)
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [ ]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [x]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Province of Ontario
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         945,400 shares of $3.75 Series B Convertible Preferred
                    Stock (51.3%)
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         945,400 shares of $3.75 Series B Convertible Preferred
                    Stock (51.3%)
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     945,400 shares of $3.75 Series B Convertible Preferred Stock (51.3%)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     51.3% of $3.75 Series B Convertible Prefered Stock
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO
_______________________________________________________________________________

Item 1.   Security and Issuer.

          This Schedule 13D relates to shares of $3.75 Series B Convertible Preferred Stock, par value $1.00 (the "Kinam Preferred Stock") of Kinam Gold Inc., a corporation continued under the laws of Nevada ("Kinam"). Kinam Preferred Stock is listed on the New York Stock Exchange. The address of Kinam's principal executive offices is 185 South State Street, Suite 820, Salt Lake City, Utah 84111.

Item 2.   Identity and Background.

          (a), (b), (c), (f) This Schedule 13D is being filed by Kinross Gold Corporation, an Ontario corporation ("Kinross"). The address of Kinross' principal executive offices is Suite 5200, 40 King Street West, Toronto, Ontario M5H 3Y2. Kinross is engaged in the mining and processing of gold and silver ore and in the exploration for and acquisition and development of gold bearing properties. Kinross owns all of the common stock of Kinam.

          (d) During the last five years, neither Kinross nor any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Except as set forth in the next paragraph, during the last five years, neither Kinross nor any of its executive officers or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which has made it once or now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Mr. John Ivany, the Executive Vice President of Kinross, was the subject of enforcement proceedings by the Alberta Securities Commission in Re Cartaway Resources Corp. In it order dated February 22, 2001, the Alberta Securities Commission found that Mr. Ivany, as Chief Executive Officer of Cartaway Resources Corp., had allowed the issuance of a press release which contained a material factual error in violation of the securities laws of the Province of Alberta. As a result, Mr. Ivany was prohibited from acting as a director or officer of any junior issuer for a period of five years and ordered to pay costs in the amount of Cdn. $20,000. The Alberta Securities Commission defined a "junior issuer" as an issuer that has (i) consolidated total assets of less than Cdn. $10,000,000 as shown in the most recent balance sheet of the issuer, (ii) consolidated revenue of less than Cdn. $10,000,000 as shown in the most recent annual income statement of the issuer, or (iii) shareholders' equity of less than Cdn. $10,000,000 as shown in the most recent balance sheet of the issuer.

Item 3.   Source and Amount of Funds or Other Consideration.

          An aggregate of 24,186,492 common shares in the capital of Kinross was issued as consideration for the purchase by Kinross of an aggregate of 945,400 shares of Kinam Preferred Stock, as described in the share purchase agreements attached hereto as Exhibits A, B and C and incorporated herein by reference.

Item 4.   Purpose of Transaction.

          The transactions were effected to improve Kinross' consolidated balance sheet.

          Kinross does not have any current plans or proposals that relate to or would result in any of the actions set for in items (a) to (j) of Item 4 of
Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

          (a) Kinross owns 945,400 shares of Kinam Preferred Stock, or 51.3% of the class of securities.

          (b) Rows (7) through (10) of the cover pages to this Schedule 13D set forth the percentage of Kinam Preferred Stock as to which Kinross holds sole power to vote or direct the vote or to dispose or to direct the disposition, and the number of shares of Kinam Preferred Stock as to which Kinross holds shared power to vote or to direct the vote, or shared power to dispose or to direct the disposition.

          (c) Other than as described herein, Kinross has not acquired any Kinam Preferred Stock during the past sixty days.

          (d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Kinam Preferred Stock acquired by Kinross.

          (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Other than as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the person named in Item 2 and any person with respect to any securities of Kinam, including but not limited to transfer or voting of any of the securities, finder's fee, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. No securities are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.   Material to Be Filed as Exhibits.

Exhibit                             Description

A. Share Purchase Agreement dated June 12, 2001 among Kinross Gold Corporation, Income Series, a series of Franklin Custodian Funds, Inc. and Franklin Income Securities Fund, a series of Franklin Templeton Variable Insurance Products Trust.

B. Share Purchase Agreement dated June 15, 2001 among Kinross Gold Corporation and Capital Pro International Inc.

C. Share Purchase Agreement dated June 18, 2001 among Kinross Gold Corporation and The Tell Fund.

                                   Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    July 20, 2001


                                   KINROSS GOLD CORPORATION



                                    by /s/ John Ivany
                                       ----------------------
                                       Name:  John Ivany
                                       Title: Executive Vice President

                                 EXHIBIT INDEX



Exhibit No.         Description

A. Share Purchase Agreement dated June 12, 2001 among Kinross Gold Corporation, Income Series, a series of Franklin Custodian Funds, Inc. and Franklin Income Securities Fund, a series of Franklin Templeton Variable Insurance Products Trust.


B. Share Purchase Agreement dated June 15, 2001 among Kinross Gold Corporation and Capital Pro International Inc.

C. Share Purchase Agreement dated June 18, 2001 among Kinross Gold Corporation and The Tell Fund.

                                                                    Appendix A

                       Directors and Executive Officers
                            of the Reporting Person

Name/Title                      Business Address                  Citizenship
----------                      ----------------                  -----------
John A. Brough                Wittington Properties Ltd.            Canada
Director                      22 St. Clair Avenue E.
                              Suite 500
                              Toronto, Ontario
                              M4T 2S3

Robert M. Buchan              Scotia Plaza, Suite 5200              Canada
Chairman of the Board         40 King Street West
and Chief Executive Officer   Toronto, Ontario
                              M5H 3Y2

Arthur H. Ditto               Scotia Plaza, Suite 5200              Canada
President and Chief Operating 40 King Street West
Officer, Director             Toronto, Ontario
                              M5H 3Y2

Bruce E. Grewcock             Peter Kiewit Sons', Inc.              U.S.A
Director                      1000 Kiewit Plaza
                              Omaha, NE 68131

John M. H. Huxley             Algonquin Power System Inc.           Canada
Director                      Unit 210
                              2085 Hurontario Street
                              Mississauga, Ontario
                              L5A 4G1

Cameron A. Mingay             Scotia Plaza, Suite 2100              Canada
Director                      40 King Street West
                              Toronto, Ontario
                              M5H 362

John E. Oliver                The Bank of Nova Scotia               Canada
Director                      Suite 2100
                              580 California Street
                              San Francisco, CA 94104

John W. Ivany                 Scotia Plaza, Suite 5200              Canada
Executive Vice President      40 King Street West
                              Toronto, Ontario
                              M5H 3Y2

Brian W. Penny                52nd Floor, Scotia Plaza              Canada
Vice-President,               40 King Street West
Finance and Chief             Toronto, Ontario
Financial Officer             M5H 342

Scott A. Caldwell             52nd Floor, Scotia Plaza              U.S.A
Senior Vice President         40 King Street West
Mining Operations             Toronto, Ontario
                              M5H 342

Richard A. Dye                Kinross Gold, USA Inc.                U.S.A
Vice President,               185 South State Street
Technical Services            Suite #820
                              Salt Lake City, UT 84111

Jerry W. Danni                Kinross Gold, USA Inc.                U.S.A
Vice President,               185 South State Street
Environmental Affairs         Suite #820
                              Salt Lake City, UT 84111

Christopher T. Hill           52nd Floor, Scotia Plaza              Canada
Vice President, Treasurer     40 King Street West
                              Toronto, Ontario
                              M5H 342

Gordon A. McCreary            52nd Floor, Scotia Plaza              Canada
Vice President,               40 King Street West
Investor Relations            Toronto, Ontario
                              M5H 342

Robert W. Schafer             52nd Floor, Scotia Plaza              U.S.A
Vice President, Exploration   40 King Street West
                              Toronto, Ontario
                              M5H 342

Allan D. Schoening            52nd Floor, Scotia Plaza              Canada
Vice President,               40 King Street West
Human Resources               Toronto, Ontario
                              M5H 342

Shelley Riley                 52nd Floor, Scotia Plaza              Canada
Corporate Secretary           40 King Street West
                              Toronto, Ontario
                              M5H 342

                                                                     EXHIBIT A


June 12, 2001



Income Series, a series of Franklin Custodian Funds, Inc.
Franklin Income Securities Fund a series of Franklin Templeton
Variable Insurance Products Trust
777 Mariners Island Blvd.
San Mateo, California
U.S.A.  94404


Attention:  Fred Fromm

Dear Sir:

Re:      Purchase of Series B Preferred Shares in the Capital of Kinam Gold Inc.

This letter agreement (the "Agreement") provides for the purchase (the "Share Purchase") by Kinross Gold Corporation ("Kinross" or the "Corporation") from Income Series ("Franklin Income Series"), a series of Franklin Custodian Funds, Inc. and Franklin Income Securities Fund ("Franklin Income Securities"), a series of Franklin Templeton Variable Insurance Products Trust (together, the "Vendors") of an aggregate of 800,000 Series B Preferred Shares (the "Kinam Shares") in the capital of Kinam Gold Inc. ("Kinam") on the terms and conditions set forth herein.

1. Each of the Vendors hereby agrees to sell and Kinross agrees to purchase the Kinam Shares on the terms and subject to the conditions set forth herein and as follows:

         (a) Franklin Income Series shall sell and Kinross shall purchase 650,000 of the Kinam Shares; and

         (b) Franklin Income Securities shall sell and Kinross shall purchase 150,000 of the Kinam Shares.

2. The purchase price (the "Purchase Price") for the Kinam Shares shall be paid and satisfied by the issuance and delivery by Kinross to the Vendors at the Time of Closing (as hereinafter defined) of an aggregate of 21,500,000 common shares in the capital of Kinross (the "Kinross Shares") to be allocated among the Vendors as directed by the Vendors. The Kinross Shares shall be issued as fully paid and non-assessable shares in the capital of Kinross.

3. The Kinross Shares shall be qualified for distribution to the Vendors pursuant to a (final) short form prospectus (the "Prospectus") to be filed in the Province of Ontario. Kinross agrees to use its reasonable commercial efforts to file, and obtain a receipt for, the Prospectus in the Province of Ontario as soon as commercially practicable following the date hereof and, in any event, not later than June 21, 2001 (the "Filing Date").

4. The closing (the "Closing") of the transaction contemplated herein shall occur at the offices of Cassels Brock & Blackwell LLP, Scotia Plaza, Suite 2100, 40 King Street West, Toronto, Ontario, at 8:00 a.m. (Toronto time) (the "Time of Closing") on the second business day following the Filing Date, but in any event, not later than June 26, 2001 or on such later date as Kinross and the Vendors may agree (the "Closing Date").

5. Each of the Vendors hereby jointly and severally represents and warrants to Kinross as follows and acknowledges that Kinross is relying thereon in connection with its entering into of this Agreement and the consummation of the transactions contemplated hereby:

         (a) each of the Vendors is duly created or incorporated and validly existing under the laws governing its creation or of its jurisdiction of incorporation;

         (b) each of the Vendors is the beneficial owner of that number of the Kinam Shares set forth opposite its name in paragraph 1 hereof, and has full legal right, power and authority to enter into this Agreement and to sell, assign, transfer and convey the Kinam Shares owned beneficially pursuant to the terms hereof;

         (c) the Vendors have good and valid legal title to the Kinam Shares, free and clear of any mortgages, liens, charges, pledges, security interests, encumbrances, shareholders agreements, pooling agreements, voting trust agreements or other similar contracts (including, without limitation, any contract restricting or otherwise relating to the voting, dividend rights or disposition of the Kinam Shares) or any rights of any other person or entity to acquire any ownership interest in or vote any of the Kinam Shares (collectively, the "Encumbrances");

         (d) this Agreement has been duly executed and delivered by each of the Vendors and constitutes a valid and binding obligation of each of the Vendors, enforceable against each of them in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy laws and other laws relating to creditors' rights generally or general principles of equity;

         (e) all necessary action on the part of each Vendor has been taken by it to authorize and approve its execution and delivery of this Agreement and its performance of its obligations hereunder;

         (f) the execution and delivery by each of the Vendors of this Agreement and all other agreements and instruments to be executed and delivered by each of the Vendors and the performance by each of the Vendors of its obligations hereunder and thereunder:

                  (i) do not require any consent, approval or authorization of any governmental agency or regulatory authority (each, a "Governmental Authorization") and do not require any notice under any agreement, law, rule or regulation;

                  (ii) do not conflict with or result in a breach of or violation of any of the provisions of its constating or governing documents;

                  (iii) do not result in the violation of any law of any jurisdiction to which it or any of its assets, rights and properties is subject;

                  (iv) do not result in the breach of and will not create any Encumbrance with respect to the Kinam Shares pursuant to any material agreement, instrument or document or Governmental Authorization to which it is a party or by which it is bound; and

                  (v) do not result in the violation of any judgment, order, writ, injunction or decree of any court or other regulatory or administrative body binding upon it or any of its assets, rights and properties;

         (g) neither of the Vendors, and, to the knowledge of the Vendors, none of the Franklin Entities (as hereinafter defined) or their respective assigns and successors, has effected, filed or lodged with any court or other governmental or administrative entity any civil claims or causes of action, actions, complaints, or suits, at law or in equity, (including, without limitation, any derivative claims that could be brought by the Franklin Entities on behalf of Kinam) (each, a "Law Suit") against any of the Kinross Entities (as hereinafter defined); and

         (h) the Kinross Shares are being acquired by the Vendors for their own account and not with a view to any distribution thereof in violation of the U.S. Securities Act of 1933, as amended, (the "Securities Act"). Each of the Vendors is an "accredited investor" (as that term is defined in Rule 501 of Regulation D under the Securities Act) and, by reason of its business and financial experience, has such knowledge, sophistication and experience in business and financial matters as to be capable of evaluating the merits and risks of the Share Purchase.

6. Each of the Vendors jointly and severally covenants and agrees with Kinross that it will use its commercially reasonable efforts on or before the Closing Date to:

         (a) fulfil all necessary requirements and take all necessary action to permit the consummation of the transactions contemplated hereby, including the transfer of the registration of the Kinam Shares to Kinross, free and clear of all Encumbrances;

         (b) cause each of the conditions precedent set forth herein that are to be complied with by such Vendor that are for the benefit of Kinross to be complied with and take such measures as may be necessary or desirable to fulfil its obligations hereunder and implement the Share Purchase;

         (c) obtain any approvals required to be obtained by the Vendors to authorize and approve the transfer of the Kinam Shares to Kinross and all other matters relating thereto;

         (d) cause to be delivered to Kinross an opinion of its legal counsel as to the due authorization, execution and delivery by the Vendors of this Agreement, the enforceability of this Agreement against the Vendors and the transfer of the Kinam Shares will not result in a breach of the articles or by-laws of the Vendors;

         (e) cause to be delivered to Kinross a separate certificate signed by any two authorized representative(s) of the Vendors certifying for and on behalf of the Vendors relating to the authorization by the Vendors of the Share Purchase and the incumbency and specimen signatures of the authorized representative(s) of the Vendors signing this Agreement and other documents delivered pursuant hereto on the part of the Vendors; and

         (f) forthwith provide Kinross with immediate notice of any Law Suit against any Kinross Entity effected, filed or lodged by either of the Vendors or their respective assigns and successors with any court or other governmental or administrative entity.

7. The Vendors understand that the Kinross Shares have not been and are not being registered under the Securities Act or any state securities laws, and covenant and agree that they shall not offer for sale, sell, assign or transfer the Shares except (i) pursuant to an effective registration statement filed with the United States Securities and Exchange Commission (the "SEC"), (ii) in compliance with Regulation S of the Securities Act, or (iii) in reliance upon an exemption from the registration requirements of the Securities Act.

 8. Kinross hereby represents and warrants to the Vendors as follows and acknowledges that the Vendors are relying thereon in connection with its entering into of this Agreement:

         (a) Kinross is a corporation duly continued and validly existing in good standing under the laws of the Province of Ontario;

         (b) this Agreement has been duly executed and delivered by Kinross and constitutes a valid and binding obligation of Kinross, enforceable against Kinross in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy laws and other laws relating to creditors' rights generally or general principles of equity;

         (c) all necessary corporate action has been taken by Kinross to authorize and approve its execution and delivery of this Agreement and its performance of its obligations hereunder;

         (d) the execution and delivery by Kinross of this Agreement and all other agreements and instruments to be executed and delivered by Kinross and the performance by Kinross of its obligations provided for hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby:

                  (i) do not require any Governmental Authorization and do not require any notice under any agreement or any law, regulation or rule except for (i) the filing of applicable forms and fees with, and the approval of, the Toronto Stock Exchange; (ii) the filing of a material change report and the appropriate forms with, and the approval of, the applicable securities regulatory authorities; and
                           (iii) the filing a preliminary short form prospectus and the Prospectus and the obtaining of receipts therefor from the Ontario Securities Commission;

                  (ii) do not conflict with or result in a breach of or violation of any of the provisions of the constating or governing documents of Kinross;

                  (iii) do not result in the violation of any law of any jurisdiction to which Kinross or any of its assets, rights and properties is subject;

                  (iv) do not result in the breach of and will not create any Encumbrance with respect to the Kinross Shares pursuant to any material agreement, instrument or document or Governmental Authorization to which it is a party or by which it is bound;

                  (v) do not result in the violation of any judgment, order, writ, injunction or decree of any court or other regulatory or administrative body binding upon it or any of its assets, rights and properties;

         (e) the common shares of Kinross are listed and posted for trading on the Toronto Stock Exchange:

         (f) Kinross is a reporting issuer under the securities laws of each of the provinces of Canada and is not on the list of defaulting reporting issuers maintained pursuant to the securities laws thereof. Kinross has filed with all securities commissions and securities regulatory authorities in each of the provinces of Canada having jurisdiction over it, (each, a "Securities Authority"), all documents required to be filed by it with such Security Authority as at the date hereof (collectively, the "Kinross Public Documents"). Kinross has not filed any confidential report or other document with any Securities Authority which remains confidential at the date hereof;

         (g) at the Time of Closing: (i) the Kinross Shares shall be duly and validly authorized and (ii) upon receipt by Kinross of the Kinam Shares, the Kinross Shares shall be duly issued as fully paid and non-assessable shares in the capital of Kinross;

         (h) neither Kinross nor any of its affiliates has, directly or through any agent, sold, offered for sale, solicited offers to buy or otherwise negotiated in respect of, any security (as such term is defined in the Securities Act), which is or will be integrated with the sale of the Kinross Shares in a manner that would require registration of the Kinross Shares under the Securities Act; and

         (i) neither Kinross nor any of its affiliates or any other person acting on its or their behalf has engaged, in connection with the offering of the Kinross Shares, in any form of general solicitation or general advertising within the meaning of Rule 502(c) under the Securities Act.

9. Kinross covenants and agrees with each of the Vendors that it will use its commercially reasonable efforts on or before the Closing Date to:

         (a) fulfill all necessary requirements and take all necessary action to permit the consummation of the transactions contemplated hereby, including the issuance of the Kinross Shares to the Vendors and delivery to the Vendors of the share certificates therefor;

         (b) obtain the conditional approval of The Toronto Stock Exchange for the listing of the Kinross Shares as of the Closing Date;

         (c) cause each of the conditions precedent set forth herein for the benefit of the Vendors to be complied with on or before the Closing Date and take such measures as may be necessary or desirable to fulfil its obligations hereunder and implement the Share Purchase;

         (d) obtain any approvals required to be obtained by Kinross to authorize and approve the issuance of the Kinross
                  Shares and all other matters relating thereto;

         (e) file and obtain a receipt for the Prospectus from the Ontario Securities Commission on or before the Filing Date;

         (f) cause to be delivered to the Vendors an opinion of its legal counsel substantially in the form attached hereto as schedule "A"; and

         (g) cause to be delivered to the Vendors a certificate signed by any two senior officers of Kinross certifying for and on behalf of Kinross the resolution of the board of directors relating to the Share Purchase and the incumbency and specimen signatures of signing officers.

10. The obligation of Kinross to consummate the Share Purchase is subject to the satisfaction (or waiver by Kinross) of the following terms and conditions at or prior to the Time of Closing:

         (a) the representations and warranties of each of the Vendors contained in this Agreement shall be true and correct as of the Time of Closing with the same force and effect as if made as of the Time of Closing and Kinross shall have received a certificate from a senior officer of each of the Vendors confirming the foregoing;

         (b) the registration of the Kinam Shares shall have been transferred to Kinross, free and clear of all Encumbrances;

         (c) the covenants of each of the Vendors to be performed on or before the Closing Date pursuant to the terms hereof shall have been duly performed;

         (d) The Toronto Stock Exchange shall have conditionally approved the listing of the Kinross Shares;

         (e) each of the Vendors shall have executed and delivered to Kinross and the Kinross Entities a release with respect to the matters described in paragraph 23 hereof;

         (f) no law or judgment enacted, entered, promulgated, enforced or issued by any governmental entity or other legal restraint or prohibition preventing the consummation of the transaction contemplated hereby shall be in effect;

         (g) none of the Franklin Entities or their respective assigns and successors shall have effected, filed or lodged with any court or other governmental or administrative entity a Law Suit against any Kinross Entity; and

         (h) the Vendors shall have caused to be delivered to Kinross an opinion of counsel as contemplated in paragraph 6(d).

11. The obligations of the Vendors to consummate the Share Purchase is subject to the satisfaction (or waiver by the Vendors) of the following terms and conditions at or prior to the Time of Closing:

         (a) the representations and warranties of Kinross contained in this Agreement shall be true and correct as of the Time of Closing with the same force and effect as if made as of the Time of Closing and each of the Vendors shall have received a certificate from a senior officer of Kinross confirming the foregoing;

         (b) the covenants of Kinross to be performed on or before the Closing Date pursuant to the terms hereof shall have been duly performed;

         (c) Kinross shall have delivered to the Vendors share certificates representing the Kinross Shares, registered in the name of the Vendors as directed by the Vendors and such share certificates shall not bear a restrictive legend;

         (d) Kinross shall have obtained a receipt for the Prospectus from the Ontario Securities Commission;

         (e) the Toronto Stock Exchange shall have conditionally approved the listing of the Kinross Shares, subject only to customary conditions;

         (f) Kinross shall have executed and delivered to the Vendors and the Franklin Entities a release with respect to the matter described in paragraph 23 hereof;

         (g) no law or judgment enacted, entered, promulgated, enforced or issued by any governmental entity or other legal restraint or prohibition preventing the consummation of the transactions contemplated hereby shall be in effect; and

         (h) Kinross shall have caused to be delivered to the Vendors opinions of counsel in the form set out in Schedule A.

12.      This Agreement:

         (a) shall be governed by and shall be construed and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada generally therein; and

         (b) shall enure to the benefit of and be binding upon Kinross and the Vendors and their respective successors and permitted assigns, provided that, except as herein provided, this Agreement shall not be assignable by any party without the written consent of the other party hereto. Nothing in this Agreement, express or implied, shall be interpreted as being intended to confer upon any other person any rights or remedies hereunder except as expressly set forth in paragraph 23 hereof.

13.      Time shall be of the essence hereof.

14. This Agreement may be executed in one or more counterparts, each of which so executed shall constitute an original and all of which together shall constitute one and the same Agreement. Facsimile signatures will be acceptable with original signed copies to follow.

15. Each party hereto hereby agrees that it will do all such acts and execute all such further documents, conveyances, deeds, assignments, transfers and the like, and will cause the doing of all such acts and will cause the execution of all such further documents as are within its power as the other party hereto may in writing from time to time reasonably request be done and/or executed in order to consummate the transactions contemplated hereby or as may be necessary or desirable to effect the purpose of this Agreement or any document, agreement or instrument delivered pursuant hereto and to carry out their provisions or to better or more properly or fully evidence or give effect to the transactions contemplated hereby, whether before or after the Time of Closing.

16. Each of the Vendors hereby indemnifies and saves harmless Kinross of and from any loss, cost, damage or expense whatsoever arising out of or resulting from, under or pursuant to:

         (a) the inaccuracy of any representation or warranty or the breach of any covenant made by each of the Vendors herein or in any instrument or certificate delivered by each of the Vendors pursuant hereto; and

         (b) all claims, actions, suits, proceedings, demands, costs and expenses in respect of or incidental to any of the foregoing.

17. Kinross hereby indemnifies and saves harmless each of the Vendors of and from any loss, cost, damage or expense whatsoever arising out of or resulting from, under or pursuant to:

         (a) the inaccuracy of any representation or warranty or the breach of any covenant made by Kinross herein or in any instrument or certificate delivered by Kinross pursuant hereto; and

         (b) all claims, actions, suits, proceedings, demands, costs and expenses in respect of or incidental to any of the foregoing.

18. No claims for indemnification hereunder will arise until notice thereof is given to the party (the "Indemnitor") from whom indemnity is sought. Such notice shall be sent within 30 days following the determination by a party (the "Claimant") that a claim for indemnity exists. In the event that any legal proceedings shall be instituted or any claim or demand is asserted by any third party in respect of which the Indemnitor may have an obligation to indemnify the Claimant, the Claimant shall give or cause to be given to the Indemnitor written notice thereof and the Indemnitor shall have the right, at its option and expense, to be present at the defence of such proceedings, claim or demand, but not to control the defence, negotiation or settlement thereof, which control shall at all times rest with the Claimant, unless the Indemnitor irrevocably acknowledges full and complete responsibility for indemnification of Claimant, in which case the Indemnitor may assume such control through counsel of its choice, provided, however, that no settlement shall be entered into without the Claimant's written consent (which shall not be unreasonably withheld) unless such settlement obligates the Indemnitor to pay the full amount of the liability in connection therewith and releases the Claimant completely in connection with such claim. The parties hereto agree to cooperate fully with each other in connection with the defence, negotiation or settlement of any such third party legal proceeding, claim or demand.

19. Notwithstanding anything in this Agreement to the contrary, the indemnity provided for herein shall apply to any loss, liability, damage, deficiency or expense, whether or not the actual amount thereof shall have been ascertained prior to the final day upon which a claim for indemnity with respect thereto may be made hereunder, so long as written notice thereof shall have been given to the Indemnitor prior to said date, setting forth specifically and in reasonable detail, so far as it known, the matter as to which indemnification is being sought, but nothing herein shall be construed to require payment of any claim for indemnity until the actual amount payable shall have been finally ascertained.

20. Any claim for indemnification as a result of a breach of representation or warranty contained herein shall be made no later than the date that is one year following the Closing Date. The aggregate amount payable pursuant to any claim or claims hereunder shall be limited to US$20,600,000. Nothing contained herein shall be construed to derogate from or in any way affect the Vendors' rights to assert claims against Kinross under or in connection with the Prospectus pursuant to applicable securities legislation or otherwise.

21. If one or more provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained therein.

22. The term "Franklin Entities" shall include Franklin Resources Inc. and its affiliates and subsidiaries, including without limitation the Vendors, as well as the assigns and successors of the Franklin Entities and its affiliates and subsidiaries. The term "Kinross Entities" shall include Kinross, Kinross Gold USA, Inc., Kinam, and their respective affiliates, associates, related entities predecessors, successors or assigns, and their respective present and former employees, officers and directors, including, without limitation, John A. Brough, Arthur Ditto, Brian Penny, John M.H. Huxley, John W. Ivany and Cameron Mingay.

23. Effective at the Time of Closing on the Closing Date, and conditional upon the acquisition of the Kinross Shares, each of the Vendors, on behalf of itself and the other Franklin Entities, on the one hand, and Kinross, on behalf of itself and the other Kinross Entities on the other hand, waives, releases and forever discharges any and all existing and potential civil claims or causes of action, actions, complaints, and suits, at law or in equity, known or unknown, (including, without limitation, any derivative claims that could be brought by the Franklin Entities on behalf of Kinam) from the beginning of time, arising from the ownership by the Vendors of the Kinam Shares, including those claims which are the subject of the Tolling Agreement, dated May 31, 2001 among the Vendors and Kinross, Kinross Gold USA, Inc., Kinam, John A. Brough, Arthur Ditto, Brian Penny, John M.H. Huxley, John W. Ivany and Cameron Mingay (collectively, the "Released Claims"), and including all claims for damages (including consequential and incidental damages), interest, costs, loss and injury not now known or anticipated but which may arise, at any time, from the Released Claims, that the Franklin Entities have or may have against the Kinross Entities or that the Kinross Entities have or may have against the Franklin Entities or any of them. Nothing in this agreement shall limit the effect or validity of this release unless so stated herein, provided that nothing herein shall be construed to prevent the Franklin Entities, or any of them, from seeking recourse against Kinross or Kinam in respect of any claim based upon the holding of the Kinam Shares or the transactions contemplated by this Agreement ("Third Party Claim") which is brought against the Franklin Entities, or any of them, by a third party or third parties that deal, and have at all times in the past dealt, at arm's length

         (within the meaning of the Income Tax Act (Canada)) with the Franklin Entities provided, further, that:

         (a) if the liability of any Franklin Entities in respect of any Third Party Claim is found to be based in whole or in part upon a course of dealings between a Franklin Entity and such third party, the liability of the Kinross and/or Kinam shall be limited to the extent that any liability under such Third Party Claim is found to be attributable to the actions of the Kinross Entities; and

         (b) no Franklin Entity shall, as a consequence of any such Third Party Claim, obtain any benefit from, or right or recourse against, a Kinross Entity, other than the right of recourse against Kinross and/or Kinam in respect of its liabilities to third parties set forth herein

24. In the event that the Vendors are required by law to return or disgorge all of the Kinross Shares, the foregoing release by the Vendors on behalf of the Franklin Entities shall be null and void and shall not apply to preclude the assertion and prosecution of any Released Claims, except if such return or disgorgement is as a result of any action or omission to act on behalf of the Vendors (other than actions taken or omissions to act by the Vendors under this Agreement);

25. In the event that Kinross is required by law to return or disgorge the Kinam Shares, the foregoing release by Kinross on behalf of the Kinross Entities shall be null and void and shall not apply to preclude the assertion and prosecution of any of the Released Claims, except if such return or disgorgement is as a result of any action or omission to act on behalf of Kinross (other than actions taken or omissions to act by Kinross under this Agreement);

26. Nothing in this Agreement shall be considered an admission of liability on the part of the Kinross Entities or the Franklin Entities in respect of the Released Claims.

27. The parties hereto agree not to disclose to any person the terms of the settlement of this matter, except as may be required by law.

28. If the Closing Date has not occurred on or prior to June 26, 2001, this Agreement may be terminated and the transactions contemplated hereby abandoned by either Kinross or the Vendors upon written notice to the parties hereto. Notwithstanding the foregoing, or anything to the contrary contained herein, in the event that the Vendors provide Kinross with notice of a Law Suit as contemplated in paragraph 6(f) hereof, Kinross shall have the right to terminate this Agreement at any time upon notice to the Vendors.

29. The parties hereto agree to be bound by the terms set forth in Schedule B hereof and such Schedule B is incorporated herein and forms part of this Agreement. Capitalized terms not otherwise defined in Schedule B hereto shall have the meaning ascribed to them herein.

30. Unless otherwise expressly provided in this Agreement, any notice or other communication to be given under this Agreement (a "notice") shall be in writing addressed as follows:

         if to Kinross:            Kinross Gold Corporation
                                   52nd  Floor, Scotia Plaza
                                   40 King Street West
                                   Toronto, Ontario  M5H 3Y2

                                   Attention:    Mr. Robert M. Buchan
                                   Telecopier Number:  (416) 363-6622

         with a copy to:           Cassels Brock & Blackwell LLP
                                   Barristers & Solicitors
                                   Scotia Plaza, Suite 2100
                                   40 King Street West
                                   Toronto, Ontario M5H 3C2

                                   Attention:      Cameron A. Mingay
                                   Telecopier Number: (416) 350-6939

         or if to the Vendors:     c/o Franklin Resources Inc.
                                   777 Mariners Island Blvd.
                                   San Mateo, California
                                   U.S.A.  94404

                                   Attention:       Fred Fromm
                                   Telecopier Number: (650) 525- 8725


         with a copy to:           Davies Ward Phillips & Vineberg LLP
                                   1 First Canadian Place, 44th Floor
                                   Toronto, Ontario
                                   M5X 1B1

                                   Attention:     I. Berl Nadler
                                   Telecopier Number: (416) 863-0871
         and to:                   Hennigan, Bennett & Dorman
                                   601 South Figuerra Street, Suite 3300
                                   Los Angeles, California 90017

                                   Attention:         James O. Johnston
                                   Telecopier Number: (213) 694-1234

         or to such other address as any of the parties may designate by notice given to the others.

         Each notice shall be personally delivered to the addressee or sent by fax to the addressee and if delivered or transmitted on a business day, shall be deemed to be given and received on that day and, in any other case, shall be deemed to be given and received on the first business day following the day on which it is delivered or transmitted.

31. This Agreement may be amended or modified only by a written instrument executed by the parties hereto, or by their respective successors and permitted assigns.

32. For the purpose of this Agreement, "business day" shall mean a day which is not a Saturday, a Sunday or a statutory or civic holiday in the Cities of Toronto, Ontario or Los Angeles, California.

33. This Agreement constitutes the entire agreement among the Franklin Entities and the Kinross Entities with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements, representations, warranties, and understandings of the parties, whether oral, written, or implied, as to the subject matter hereof.

34. Each party acknowledges that it has been represented by counsel and has received independent legal advice regarding the negotiation and execution of this Agreement. Each party agrees that any rule of interpretation or construction to the effect that ambiguities are to be resolved against the drafting party will not be employed in the interpretation, construction, or enforcement of this Agreement.

If you are in agreement with the foregoing, please so indicate by signing and returning to us the enclosed copy of this letter by not later than 5:00 p.m. (Toronto time) on June 12, 2001 whereupon this shall become a binding commitment of the parties.

                                     Yours very truly,

                                     KINROSS GOLD CORPORATION

                                     Per:   "Robert Buchan"
                                         --------------------


                                     Per:   "John Ivany"
                                         --------------------

         Agreed and accepted as of this 12th day of June, 2001.

                                     INCOME SERIES, a series of
                                     FRANKLIN CUSTODIAN FUNDS, INC.


                                     Per:    "Fred Fromm"
                                         ---------------------



                                     FRANKLIN INCOME SECURITIES FUND,
                                     a series of FRANKLIN TEMPLETON
                                     VARIABLE INSURANCE PRODUCTS
                                     TRUST

                                     Per:      "Fred Fromm"
                                         ------------------------

                                 Schedule "A"


                                                       June  , 2001


Franklin Custodian Funds, Inc.               Hennigan, Bennett & Dorman
777 Mariners Island Blvd.                    601 South Figueroa Street
San Mateo, CA                                Suite 3300
U.S.A. 94404                                 Los Angeles, CA
                                             U.S.A. 90017


Franklin Income Securities Fund              Davies Ward Phillips & Vineberg LLP
777 Mariners Island Blvd.                    44th Floor
San Mateo, CA                                1 First Canadian Place
U.S.A. 94404                                 Toronto, ON M5X 1B1


                           Kinross Gold Corporation
                           ------------------------

          We have acted as counsel to Kinross Gold Corporation (the "Corporation") in connection with the letter agreement (the "Agreement") dated June ?, 2001 between the Franklin Custodian Funds, Inc. and Franklin Income Securities Fund (collectively, the "Vendors") and the Corporation relating to the purchase by the Corporation from the Vendors of 800 Series B Preferred Shares (the "Kinam Shares") of Kinam Gold, Inc. in consideration of the issuance by the Corporation to the Vendors of 21,500,000 common shares (the "Offered Shares") in the capital of the Corporation. This opinion is being
delivered to you pursuant to Section     of the Agreement.

          As counsel to the Corporation, we have participated in the preparation of the Corporation's preliminary short form prospectus in the
English language dated          , 2001 relating to the offering of the Offered
Shares to the Vendors (the "Preliminary Prospectus"), the Corporation's (final) short form prospectus in the English language dated ?, 2001 relating to the offering of the Offered Shares (the "Prospectus") and, together with Davies Ward Phillips & Vineberg LLP and Hennigan, Bennett & Dorman, counsel to the Vendors, have participated in the preparation of the Agreement.

          In connection with the opinions hereinafter expressed, we have made such investigations and we have examined originals or copies, certified or otherwise identified to our satisfaction, of such certificates of public officials and officers of the Corporation, such statutes and regulations, such rules, blanket rulings and orders of application and published policy statements of the Ontario Securities Commission (the "OSC") (collectively referred to herein as "Ontario Securities Laws") and such other certificates, documents and records as we have considered necessary or relevant including, without limitation, the constating documents of the Corporation, and have considered such questions of law as we have considered relevant and necessary as a basis for the opinions expressed herein.

          For the purposes of the opinions herein expressed, we have (without independent investigation or verification):

     (1) as to certain matters of fact, relied exclusively upon certificates of an officer of the Corporation, copies of which have been delivered to the Vendors and their counsel on the date hereof;

     (2) assumed the genuineness of all signatures, the legal capacity of all individuals, the authenticity of all documents and instruments submitted to us as originals, the conformity to originals of all documents submitted to us as certified, telecopied or photostatic copies or facsimiles thereof and the authenticity of the originals of such copies and facsimiles;

     (3) assumed that the Vendors have all necessary power and authority to execute and deliver the Agreement and perform their obligations thereunder and that the Agreement has been duly authorized, executed and delivered by, and is a legal, valid and binding obligation of, and is enforceable in accordance with its terms against the Vendors by the Corporation;

     (4) assumed that at the time of any distribution of or trade in securities of the Corporation hereinafter referred to, no order, ruling or decision is in effect that restricts any trades in such securities or that affects any person or company who engages in any such trades, including, without limitation, any cease trade orders;

     (5) with respect to our opinion expressed in paragraph 1, relied exclusively on a certificate of status from the Ontario Ministry of Consumer and Commercial Relations in respect of the Corporation dated ................., 2001, a copy of which has been delivered to the Vendors and their counsel;

     (6) with respect to our opinion expressed in paragraph 2 as to the issued and outstanding common shares and preferred shares of the Corporation, relied exclusively on a certificate of the transfer agent of the Corporation, a copy of which has been delivered to the Vendors and their counsel;

     (7) with respect to our opinion expressed in paragraph 10, relied exclusively on a letter of The Toronto Stock Exchange (the "TSE
          Letter") dated ..............., a copy of which has been delivered to the Vendors and their counsel; and

     (8) with respect to our opinion expressed in paragraph 11, relied exclusively on a certificate dated ?, 2001 of the Deputy Director of the OSC, a copy of which has been delivered to the Vendors and their counsel.

          The opinion expressed in paragraph 7 as to the enforceability of the Agreement against the Corporation is subject to:

     (1) bankruptcy, insolvency and other laws affecting the rights of creditors generally;

     (2) the qualification that equitable remedies, including, without limitation, specific performance and injunctive relief, may be granted only in the discretion of a court of competent jurisdiction;

     (3) the qualification that a court has discretionary power to grant relief from forfeiture, to stay proceedings before it and to stay executions of judgments; and

     (4) any limitations of applicable law on rights of indemnity, contribution or waiver provided in the Agreement.

          We are solicitors qualified to practise law in the Province of Ontario and we express no opinion herein as to any laws, or any other matters governed by any laws, other than the laws of the Province of Ontario and the federal laws of Canada applicable therein in force on the date hereof.

          The opinions herein are limited to the laws of the Province of Ontario and the federal laws of Canada applicable therein in effect as of the date hereof and we disclaim any obligation to advise you of any change after the date hereof in any such laws affecting any matter set forth herein, and we express no opinion as to the effect of any subsequent course of dealing or conduct between the parties referred to herein.

          Based and relying upon and subject to the foregoing, we are of the opinion that, as at the date hereof:

     1. The Corporation is a corporation existing under the Business Corporations Act (Ontario).

     2. The authorized capital of the Corporation consists of an unlimited number of common shares, ... series 1 preferred shares and ... series 2 preferred shares, of which ... common shares ... series 1 preferred shares and ... series 2 preferred shares, are issued and outstanding as fully paid and non-assessable.

     3. The Corporation has all necessary corporate power and authority to carry on its business as now being conducted and to execute and deliver the Agreement and to perform its obligations thereunder.

     4. The execution and delivery of the Agreement by the Corporation and the performance of its obligations thereunder have been duly authorized by all necessary corporate action on the part of the Corporation.

     5. The (a) execution and delivery of the Agreement by the Corporation and the performance of its obligations thereunder, (b) the issue and sale of the Offered Shares and (c) the purchase of the Kinam Shares by the Corporation from the Vendors under the Agreement will not contravene, result in a breach of or constitute a default under the articles or by-laws of the Corporation or any laws of the Province of Ontario or any federal law of Canada applicable in that province to the Corporation [or Kinam].

     6. All necessary corporate action has been taken by the Corporation to authorize (a) the issuance and sale of the Offered Shares and (b) the purchase of the Kinam Shares.

     7. The Agreement has been duly executed and delivered by the Corporation and constitutes a legal, valid and binding obligation of the Corporation, enforceable against the Corporation by the Vendors in accordance with its terms.

     8. Computershare Trust Company of Canada at its principal office in the City of Toronto has been appointed by the Corporation as the transfer agent and registrar for the common shares of the Corporation.

     9. All necessary documents have been filed, all requisite proceedings have been taken and all other legal requirements have been fulfilled under the laws of the Ontario Securities Laws in order to qualify the Offered Shares for distribution in the Province of Ontario to the Vendors by the Corporation and the purchase of the Kinam Shares pursuant to the Agreement.

     10. The TSE has conditionally approved the listing of the Offered Shares, subject to the Corporation fulfilling the listing conditions set forth in the TSE Letter.

     11. The Corporation is a reporting issuer as defined in the Securities Act (Ontario) (the "Act") and is not included on the list of defaulting reporting issuers maintained by the OSC in accordance with Section 72(9) of the Act.

          This opinion is being provided solely for the benefit of the parties to whom it is addressed in connection with the issuance and sale of the Offered Shares and the purchase of the Kinam Shares today and may not be used or relied upon by any such party for any other purpose or relied upon by any other person for any purpose whatsoever without our prior written consent.


                                               Yours very truly,

                                 Schedule "B"

1.(a) The Vendors shall have the right, subject to compliance with the other terms of this Agreement, by written notice (the "Demand Notice") given to the Corporation, to request the Corporation to (i) file in the Province of Ontario and obtain a receipt (the "Receipt") for a final prospectus (the "Qualifying Prospectus") from the Ontario Securities Commission (the "OSC"); and (ii) file a registration statement (the "Registration Statement"), pursuant to the multijurisdictional disclosure system, with the United States Securities and Exchange Commission (the "SEC") solely for the purpose of registering the resale of the Kinross Shares under the Securities Act and the Corporation shall use its best efforts to file, and obtain the Receipt for, the Qualifying Prospectus and to file and cause to become effective the Registration Statement in each instance within 15 days of receipt of the Demand Notice (the "Demand Registration"), subject to the following terms. References herein to the Registration Documents shall include the preliminary prospectus filed with the OSC qualifying the offer or sale of the Kinross Shares, the Qualifying Prospectus, the Registration Statement and any amendments or supplements thereto;

(b) The Corporation shall not be required to file a Registration Document in connection with a disposition of less than 2,500,000 Kinross Shares (the "Qualified Shares");

(c) With the Demand Notice, the Vendors shall deliver to the Corporation a certificate of an authorized representative of the Vendors certifying that (i) the Registration Statement is necessary to effect a distribution of the Qualified Shares covered by the Demand Notice in the United States; and (ii) the Vendors have complied with the conditions set forth in 1(h) hereof;

(d) The Vendors, collectively, shall be entitled to a total of two Demand Registrations during the first year of the Term (as hereinafter defined) and an additional two Demand Registrations during the second year of the Term, provided that, if the Vendors do not utilize any or both of the Demand Registrations in the first year of the Term, they shall be entitled to utilize such unutilized Demand Registrations in the second year of the Term. For greater certainty, the Vendors, collectively, shall only be entitled to a maximum of four Demand Registrations during the Term.

(e) The disposition of the Qualified Shares shall be completed within five business days of the date upon which the Registration Statement becomes effective;

(f) The Corporation shall be entitled to postpone the filing of a Registration Document for a reasonable period of time, but not in excess of 60 days after the date of any Demand Notice or suspend the use of any effective Registration Document (including without limitation, a preliminary prospectus) for a reasonable period of time, but not in excess of 60 days (either, a "Delay Period"), if the Board of Directors of the Corporation determines that in its reasonable judgment and good faith the registration and distribution of the Qualified Shares would materially interfere with any pending material financing, acquisition or corporate reorganization or other material corporate development involving the Corporation or any of its subsidiaries or would require premature disclosure thereof pursuant to applicable laws (each, a "Valid Business Reason"). The Corporation shall promptly deliver to the Vendors a certificate of an authorized representative of the Corporation certifying to the Vendors that such a delay is necessary for one of the foregoing permitted reasons (the "Delay Notice"). The Delay Notice shall also contain a general statement of the reasons for such postponement and an approximation of the anticipated delay. Within five business days of delivery of the Delay Notice, the Vendors shall have the right to withdraw the Demand Notice and such request shall not be deemed a Demand Notice or affect the number of available Demand Registrations under subparagraph (d) above. A period of at least 60 days shall have elapsed between the termination of any Delay Period and the commencement of the immediately succeeding Delay Period. The Corporation shall provide the Vendors with notice that the Valid Business Reason no longer exists following the occurrence thereof, upon which the Delay Period shall terminate;

(g) The Corporation shall immediately notify the Vendors of the happening of any event as a result of which any Registration Document, as then in effect, would include a misrepresentation (as such term is defined in the Securities Act (Ontario)) or an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make any statement therein not misleading in the light of the circumstances in which it was made, and the Corporation shall, subject to its right to suspend the effectiveness of a Registration Document in accordance with section 1(f), prepare and furnish to the Vendors as promptly as practicable a reasonable number of copies of a supplement to or an amendment of the applicable Registration Document as may be necessary so that, as thereafter delivered to the purchasers of the Qualified Shares, such document shall not include a misrepresentation or an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make any statement therein not misleading in the light of the circumstances in which it was made. The Vendors agree that, upon receipt of any such notice from the Corporation, they shall forthwith discontinue the offering or sale of the Qualified Shares covered by such Registration Document until the receipt of the copies of the supplemented or amended Registration Document or until the Vendors are advised in writing by the Corporation that the use of the applicable Registration Documents may be resumed, and have received copies of any amended or supplemented Registration Document or any additional or supplemental filings which are incorporated, or deemed to be incorporated, by reference in such Registration Documents and delivered such amended or restated Registration Documents to all persons to whom materials were originally provided and if requested by the Corporation, the Vendors shall deliver to the Corporation all copies then in its possession of the Registration Documents covering such Qualified Shares at the time of receipt of such request;

(h) The Vendors agree not to (i) engage in any distribution of the Kinross Shares in the United States in violation of the Securities Act or the requirements of any other applicable securities laws or
          (ii) utilize any material other than the applicable Registration Documents, and the documents incorporated by reference therein, in connection with the distribution of the Qualified Shares;

(i) The term of the Vendors' registration rights under this schedule (the "Term") shall be from the Closing Date until the second anniversary of the Closing Date; provided however that the Corporation shall not be obligated to file a Registration Document for any sale by the Vendors that would be completed after such second year anniversary;

(j) The Corporation may require the Vendors to furnish such information regarding the Vendors and their intended method of offering or sale of such Qualified Shares as it may from time to time reasonably request in writing. If any such information is not furnished within a reasonable period of time after receipt of such request for use in the Registration Documents, the Corporation shall not be required to file the Qualifying Prospectus and Registration Statement or obtain the Receipt for the Qualifying Prospectus;

(k) If (i) a Demand Registration is required within 90 calendar days of the Corporation's fiscal year end and the Corporation would be required, pursuant to applicable securities laws, to include in the Registration Document audited financial statements as of and for such fiscal year; or (ii) the Corporation would be required to include proforma financial statements and/or historical financial statements for a significant acquisition or a significant disposition (as such terms are defined in OSC Rule 44-101), the Corporation may delay the filing of such Registration Document for such period as is reasonably necessary to include therein the applicable financial statements but, in any event, not more than 60 days. Such delay shall constitute a Delay Period and the Vendors shall have the rights and the Corporation shall have the obligations under subparagraph 1(f) hereof; and

(l) The Corporation covenants to (i) maintain its status as a reporting issuer in good standing in the Province of Ontario; (ii) timely file with all securities commissions and securities regulatory authorities in each of the provinces of Canada having jurisdiction over it all documents required to be filed by it with such authorities and maintain its common shares listed and posted for trading on the Toronto Stock Exchange for a period of at least two years from the Closing Date. The Corporation covenants to timely file with the SEC all reports and documents required to be filed by it under the Securities Act and the U.S. Securities Exchange Act of 1934, as amended, (the "Exchange Act") for a period of at least two years from the Closing Date.

(m) The Corporation shall use its best efforts to register and qualify the Qualified Shares covered by any Demand Registration or Modified Piggyback Registration (as described in Section 3(b)), under such other securities or Blue Sky laws of such jurisdictions as shall be reasonably requested by the Vendors provided that the Corporation shall not be required in connection therewith or as a condition thereto to qualify to do business, file a general consent to service of process or become subject to taxation in any such states or jurisdictions unless the Corporation is already subject to service or taxation, as applicable, in such jurisdiction and except as may be required by the Securities Act.

2.(a) Indemnification by the Corporation. The Corporation shall, without limitation as to time, indemnify and hold harmless, to the full extent permitted by law, the Vendors their respective directors, officers, fiduciaries, employees and stockholders, from and against any and all losses, claims, damages and liabilities (joint or several), actions or proceedings (whether commenced or threatened), judgments, costs (including, without limitation, costs of preparation and reasonable attorneys' fees) and expenses (including any amounts paid in any settlement effected with the Corporation's consent, which consent shall not be unreasonably withheld) to which each such indemnified person may become subject (collectively, "Losses"), as incurred, arising out of or based upon any untrue or alleged untrue statement of a material fact contained in any Registration Document utilized in connection with a Demand Registration or Modified Piggyback Registration hereunder, or arising out of or based upon any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are based upon information furnished in writing to the Corporation by or on behalf of any Vendor or its affiliates expressly for use therein; The Corporation shall, without limitation as to time, indemnify and hold harmless, to the full extent permitted by law, the Vendors their respective directors, officers, fiduciaries, employees and stockholders, from and against any and all Losses arising out of or based upon any action or omission to act by the Corporation, in contravention of the Securities Act, Exchange Act or any other applicable law, rule or regulation. Notwithstanding the forgoing, the Corporation shall not be liable to such Vendor to the extent that any such Losses arise out of or are based upon an untrue statement or alleged untrue statement or omission or alleged omission made in any preliminary prospectus if (a) having previously been furnished by or on behalf of the Corporation with copies of the Qualifying Prospectus, such

          Vendor failed to send or deliver a copy of the Qualifying Prospectus with or prior to the delivery of written confirmation of the sale of Qualified Shares by such Vendor to the person asserting the claim from which such Losses arise and (b) the Qualifying Prospectus would have corrected in all material respects such untrue statement or alleged untrue statement or such omission or alleged omission; and provided further, however, that the Corporation shall not be liable in any such case to the extent that any such Losses arise out of or are based upon an untrue statement or alleged untrue statement or omission or alleged omission in the Qualifying Prospectus, if (c) such untrue statement or alleged untrue statement, omission or alleged omission is corrected in all material respects in an amendment or supplement to the Qualifying Prospectus; (d) having previously been furnished by or on behalf of the Corporation with copies of the Registration Documents as so amended or supplemented, such Vendor thereafter fails to deliver such Registration Document as so amended or supplemented, prior to or concurrently with the sale of the Qualified Shares; provided further that the Corporation shall not be liable to such Vendor to the extent that any such Losses arise out of or are based upon any offer or sale by the Vendors of the Kinross Shares or any action or omission to act by the Vendors, in contravention of the Securities Act, Exchange Act or any other applicable law, rule or regulation; provided further that the Corporation shall not be liable to such Vendor to the extent that any such Losses arise out of or are based upon any offer or sale by the Vendors of the Kinross Shares following delivery by the Corporation to the Vendors of a suspension notice as contemplated in subparagraph 1(f) above;

(b) Indemnification by the Vendors. The Vendors jointly and severally agree to indemnify, without limitation as to time, to the full extent permitted by law, the Corporation its directors, officers, subsidiaries, fiduciaries, employees and stockholders, from and against any and all losses, claims, damages and liabilities (joint or several), actions or proceedings (whether commences or threatened), judgments, costs (including, without limitation, costs of preparation and reasonable attorneys' fees) and expenses (including any amounts paid in any settlement effected with the Vendors' consent, which consent shall not be unreasonably withheld) to which each such indemnified person may become subject (collectively, "Losses"), arising out of or based upon any untrue or alleged untrue statement of a material fact contained in such Registration Document or Modified Piggyback Registration hereunder, or arising out of or based upon any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, to the extent, but only to the extent, that such untrue or alleged untrue statement or omission or alleged omission is based upon any information so furnished in writing by or on behalf of such Vendor or its affiliates to the Corporation expressly for use in such Registration Document; The Vendors jointly and severally agree to indemnify, without limitation as to time, to the full extent permitted by law, the Corporation its directors, officers, subsidiaries, fiduciaries, employees and stockholders, from and against any and all Losses arising out of or based upon (a) any offer or sale by the Vendors of the Kinross Shares or any action or omission to act by the Vendors, in contravention of the Securities Act, Exchange Act or any other applicable law, rule or regulation; and (b) any offer or sale by the Vendors of the Kinross Shares following delivery by the Corporation to the Vendors of a suspension notice as contemplated in subparagraph 1(f) above; Notwithstanding the foregoing, the Vendors shall not be liable to the Corporation to the extent that any such Losses arise out of or are based upon any action or omission to act by the Corporation, in contravention of the Securities Act, Exchange Act or any other applicable law, rule or regulation; provided further that the aggregate amount which the Vendors shall be required to pay pursuant to this subparagraph 2(b) shall in no case be greater than the amount of the net proceeds received upon the sale of the Qualified Shares pursuant to the Registration Documents giving rise to such Loss.

Modified Piggyback Rights.

3. (a) If the Corporation proposes to qualify, pursuant to a final short form prospectus filed with any Canadian securities regulatory authority or registration statement filed with the SEC (other than a registration statement on Form S-8 or any successor (or foreign private issue equivalent) forms thereto), any common shares in the capital of the Corporation pursuant to applicable securities laws with respect to a public offering of such securities (the "Public Offering") solely for cash for its own account, then the Corporation shall give written notice of this intention to do so to the Vendors at least fifteen (15) days before the anticipated filing of the preliminary short form prospectus in connection with such offering unless such Public Offering is on a bought deal basis, in which case the Corporation shall give the Vendors at least two business days prior notice to filing the preliminary prospectus. Such notice shall offer the Vendors the opportunity to qualify and register pursuant to the multijurisdictional disclosure system the offering or sale of such amount of Qualified Shares as they may request (a "Modified Piggyback Registration") for the Vendors to effect a distribution pursuant to the Securities Act. Upon the written request of the Vendors delivered to the Corporation within five (5) business days of the date of the aforesaid notice, unless such Public Offering is on a bought deal basis, in which case the Vendors shall deliver such request within two business days of such aforementioned notice, the Corporation shall use its reasonable best efforts to register and qualify the offer or sale of the Qualified Shares, as requested by the Vendors. The Corporation shall include in each such Modified Piggyback Registration all such Qualified Shares as directed by the Vendors. Notice of a Modified Piggyback Registration delivered by the Vendor shall not be deemed to be a Demand Notice or prevent the Vendors from making requests under paragraph 1(d) above. Notwithstanding the foregoing, the Corporation shall not be required to effect a Modified Piggyback Registration if (i) the conditions set forth in paragraph 1 (c) and 1 (e) above have not been satisfied, in the event that the Corporation is not filing a registration statement with the SEC, in connection with the Public Offering; or (ii) the conditions set forth in paragraph 1 (c)(ii) and 1 (e) above have not been satisfied, in the event that the Corporation is filing a registration statement with the SEC in connection with the Public Offering.

         (b) Nothing herein shall create any liability on the part of the Corporation to the Vendors if the Corporation in its sole discretion should decide not to file a Registration Document pursuant to this paragraph or to withdraw such Registration Document subsequent to its filing, regardless of any action whatsoever that the Vendors may have taken, whether as a result of the issuance by the Corporation of any notice hereunder or otherwise.

         (c) The Vendors shall have the right to withdraw their request for inclusion of the Qualified Shares in the Registration Documents by giving written notice to the Corporation of such request to withdraw provided that such request is received at least five (5) business days preceding the filing of the final prospectus relating to such Modified Piggyback Registration.


Expenses


4. Whether or not any Registration Document is filed or becomes effective, as the case may be, the Corporation shall pay all costs, fees and expenses incident to the Corporation's performance of or compliance with this Agreement, including: (i) all registration and filing fees; (ii) all fees and expenses of compliance with applicable securities laws; (iii) legal and auditor fees of the Corporation and (iv) printing and copying expenses. Notwithstanding the foregoing, the fees and expenses of any persons retained by the Vendors, including, without limitation, legal counsel, and any discounts, commissions or brokers' fees or fees of similar securities industry professionals and any transfer taxes relating to the disposition of the Qualified Shares by the Vendors will be payable by the Vendors and the Corporation shall have no obligation to pay any such amounts.

Assignment

5. The Vendors may assign (the "Transfer") all or part of their rights under sections 1 and 2 hereof, to a transferee (the "Transferee") of the Kinross Shares provided that:

         (a) the Vendors shall have transferred at least 2,500,000 Kinross Shares ("the "Transferred Shares") to the Transferee;

         (b) such Transferee shall be entitled to one Demand Registration of such Transferred Shares for each 2,500,000 Kinross Shares; provided, however, that the Corporation shall not be obligated to file a Registration Document for any sale by the Transferee that would be completed after the second anniversary of the Closing Date;

         (c) the Corporation shall have been provided with prior written notice of the Transfer;

         (d) the Transferee agrees to be bound by the terms of this schedule B; and

         (e) any Demand Registration utilized by the Transferee shall be deemed to be a Demand Registration of the Vendors and shall count against those permitted to be used by the Vendors pursuant to subparagraph 1(d) hereof. For greater certainty, the Vendors, Transferees and any successors or assigns thereof, shall only be entitled, collectively and in the aggregate, to a maximum of four Demand Registrations as set out in subparagraph 1(d) hereof.

                                                                     EXHIBIT B

June 15, 2001



Capital Pro International, Inc.
Rue Robert de Traz
1206 Geneva, Switzerland

Attention:  Oswaldo Carciente

Dear Sir:

Re:      Purchase of Series B Preferred Shares in the Capital of Kinam Gold Inc.

This letter agreement (the "Agreement") provides for the purchase (the "Share Purchase") by Kinross Gold Corporation, ("Kinross") from Capital Pro International, Inc. (the "Vendor") of 82,700 Series B Preferred Shares (the "Kinam Shares") in the capital of Kinam Gold Inc. ("Kinam") on the terms and conditions set forth herein.

1. The Vendor hereby agrees to sell and Kinross agrees to purchase the Kinam Shares on the terms and subject to the conditions set forth herein.

2. The purchase price for the purchase by Kinross of the Kinam Shares, including any accrued and unpaid dividends thereon, shall be paid and satisfied by the issuance and delivery by Kinross to the Vendor at the Time of Closing (as hereinafter defined) of 1,528,012 common shares in the capital of Kinross (the "Kinross Shares").

3. The Kinross Shares shall be qualified for distribution to the Vendor pursuant to a (final) short form prospectus (the "Prospectus") to be filed in the Province of Ontario. Kinross agrees to use its reasonable commercial efforts to file, and obtain a receipt for, the Prospectus in the Province of Ontario on or before the date that is thirty (30) days from the date hereof (the "Filing Date").

4. The closing (the "Closing") of the transaction contemplated herein shall occur at the offices of Cassels Brock & Blackwell LLP, Scotia Plaza, Suite 2100, 40 King Street West, Toronto, Ontario, at 8:00 a.m. (Toronto time) (the "Time of Closing") on or about the fifth business day following the Filing Date (the "Closing Date").

5. The Vendor hereby represents and warrants to Kinross as follows and acknowledges that Kinross is relying thereon in connection with its entering into of this Agreement and the consummation of the transactions contemplated hereby:

     (a) the Vendor is duly created or incorporated and validly existing under the laws of its incorporation;

     (b) the Vendor is the beneficial owner of the Kinam Shares, and has full legal right, power and authority to enter into this Agreement and to sell, assign, transfer and convey the Kinam Shares pursuant to the terms hereof;

     (c) the Vendor has good and valid legal title to the Kinam Shares free and clear of any mortgages, liens, charges, pledges, trading restrictions, security interests or encumbrances, shareholders agreements, pooling agreements, voting trust agreements or other contracts (including, without limitation, any contract restricting or otherwise relating to the voting, dividend rights or disposition of the Kinam Shares) or any rights of any other person or entity to acquire any ownership interest in or vote any of the Kinam Shares (collectively, the "Encumbrances") and Kinross may purchase and hold and enjoy the same free and clear and absolutely released and discharged of any and all former and other bargains, sales, gifts, grants, titles, charges and Encumbrances;

     (d) this Agreement has been duly executed and delivered by the Vendor and constitutes a valid and binding obligation of the Vendor, enforceable against it in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy laws and other laws of general application relating to creditors' rights or general principles of equity;

     (e) all necessary corporate action has been taken by the Vendor to authorize and approve the entering into and delivery of this Agreement, and the performance of its obligations and the consummation of the transactions contemplated hereby and all other matters relating thereto;

     (f) the execution and delivery by the Vendor of this Agreement and all other agreements and instruments to be executed and delivered by the Vendor as contemplated herein and the performance of the obligations of the Vendor provided for herein and therein and the consummation of the transactions contemplated hereby and therein:

          (i) do not require any consent, approval or authorization of any governmental agency or regulatory authority (each, a "Governmental Authorization") and do not require any notice under any agreement, law, rule or regulation;

          (ii) do not conflict with or result in a breach of or violation of any of the provisions of its constating or governing documents;

          (iii) do not result in the violation of any law of any jurisdiction to which it or any of its assets, rights and properties is subject;

          (iv) do not result in the breach of any material agreement, instrument or document or Governmental Authorization to which it is a party or by which it is bound; and

          (v) do not result in the violation of any judgment, order, writ, injunction or decree of any court or other regulatory or administrative body binding upon it or any of its assets, rights and properties;

     (g) the Vendor is not a U.S. Person within the meaning of Regulation S under the United States Securities Act of 1933 (the "Securities Act"); and

     (h) the Vendor understands that the Kinross Shares have not been and are not being registered under the Securities Act or any state securities laws.

6. The Vendor covenants and agrees with Kinross that it will use its reasonable commercial efforts to perform the following covenants on or before the Closing Date:

     (a) fulfil all necessary requirements and take all necessary action to permit the consummation of the transactions contemplated hereby, including the transfer of the Kinam Shares to Kinross and the delivery of the share certificates therefor duly endorsed for transfer, free and clear of all Encumbrances;

     (b) cause each of the conditions precedent set forth herein for the benefit of Kinross to be complied with and take such measures as may be necessary or desirable to fulfil its obligations hereunder and implement the Share Purchase; and

     (c) obtain all requisite Governmental Authorizations and other approvals required to be obtained by it to authorize and approve the transfer of the Kinam Shares to Kinross and all other matters relating thereto.

7. Kinross hereby represents and warrants to the Vendor as follows and acknowledges that the Vendor are relying thereon in connection with its entering into of this Agreement and the consummation of the transaction contemplated hereby:

     (a) Kinross is a corporation duly continued and validly existing in good standing under the laws of the Province of Ontario;

     (b) this Agreement has been duly executed and delivered by Kinross and constitutes a valid and binding obligation of Kinross, enforceable against Kinross in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy laws and other laws of general application relating to creditors' rights or general principles of equity;

     (c) all necessary corporate action has been taken by Kinross to authorize and approve the entering into and delivery of this Agreement, and the performance of its obligations hereunder and the consummation of the transactions contemplated hereby, including, without limitation, the issuance and creation of the Kinross Shares and all other matters relating thereto;

     (d) the execution and delivery by Kinross of this Agreement and all other agreements and instruments to be executed and delivered by Kinross as contemplated herein and the performance of the obligations of Kinross provided for herein and therein and the consummation of the transactions contemplated hereby and thereby:

          (i) do not require any Governmental Authorization or any notice under any agreement or any law, regulation or rule except for
               (i) the filing of applicable forms and fees with, and the approval of, the Toronto Stock Exchange; (ii) the filing of a material change report and the appropriate forms with, and the approval of, the applicable securities regulatory authorities; and (iii) the filing a preliminary prospectus and the Prospectus and the obtaining of receipts therefore from the Ontario Securities Commission;

          (ii) do not conflict with or result in a breach of or violation of any of the provisions of the constating documents of Kinross;

          (iii) do not result in the violation of any law of any jurisdiction to which Kinross or any of its assets, rights and properties is subject;

          (iv) do not result in the breach of any material agreement or Governmental Authorization to which Kinross is a party or by which Kinross or any of its assets, rights and properties is bound; and

          (v) do not result in the violation of any judgment, order, writ, injunction or decree of any court or other regulatory or administrative body binding upon it or any of its assets, rights and properties;

     (e) the common shares of Kinross are listed and posted for trading on the Toronto Stock Exchange;

     (f) Kinross is a reporting issuer under the securities laws of each of the provinces of Canada and is not on the list of defaulting reporting issuers under the securities laws thereof; and

     (g) at the Time of Closing: (i) the Kinross Shares will be duly and validly authorized and (ii) upon receipt by Kinross of the Kinam Shares, the Kinross Shares will be issued as fully paid and non-assessable shares in the capital of Kinross.

8. Kinross covenants and agrees with the Vendor that it will use its reasonable commercial efforts to perform the following covenants on or before the Closing Date:

     (a) fulfil all necessary requirements and take all necessary actions to permit the consummation of the transactions contemplated hereby, including the issuance of the Kinross Shares to the Vendor and delivery of the share certificates therefor and ensuring that such Kinross Shares may be issued in compliance with all applicable securities laws;

     (b) obtain the approval of the Toronto Stock Exchange for the listing of the Kinross Shares as of the Closing Date;

     (c) cause each of the conditions precedent set forth herein for the benefit of the Vendor to be complied with on or before the Closing Date and take such measures as may be necessary or desirable to fulfil its obligations hereunder and implement the Share Purchase;

     (d) obtain all requisite Governmental Authorizations or other approvals required to be obtained by Kinross to authorize and approve the issuance of the Kinross Shares and all other matters relating thereto; and

     (e) file and obtain a receipt for the Prospectus from the Ontario Securities Commission on or before the Filing Date.

9. The obligation of Kinross to consummate the Share Purchase is subject to the satisfaction (or waiver by Kinross) of the following terms and conditions at or prior to the Time of Closing:

     (a) the representations and warranties of the Vendor contained in this Agreement shall be true and correct in all material respects as of the Time of Closing with the same force and effect as if made as of the Time of Closing and Kinross shall have received a certificate from a senior officer of the Vendor confirming the foregoing;

     (b) the Vendor shall have delivered to Kinross the share certificates representing the Kinam Shares, duly endorsed for transfer;

     (c) the covenants of the Vendor to be performed on or before the Closing Date pursuant to the terms hereof shall have been duly performed;

     (d) the Toronto Stock Exchange shall have conditionally approved the listing of the Kinross Shares; and

     (e) no law or judgment enacted, entered, promulgated, enforced or issued by any governmental entity or other legal restraint or prohibition preventing the consummation of the transaction contemplated hereby shall be in effect.

10. The obligations of the Vendor to consummate the Share Purchase is subject to the satisfaction (or waiver by the Vendor) of the following terms and conditions at or prior to the Time of Closing:

     (a) the representations and warranties of Kinross contained in this Agreement shall be true and correct in all material respects as of the Time of Closing with the same force and effect as if made as of the Time of Closing and the Vendor shall have received a certificate from a senior officer of Kinross confirming the foregoing;

     (b) the covenants of Kinross to be performed on or before the Closing Date pursuant to the terms hereof shall have been duly performed;

     (c) Kinross shall have delivered to the Vendor share certificates representing the Kinross Shares, registered in the name of the Vendor or as directed by the Vendor;

     (d) Kinross shall have obtained a receipt for the Prospectus from the Ontario Securities Commission;

     (e) the Toronto Stock Exchange shall have conditionally approved the listing of the Kinross Shares; and

     (f) no law or judgment enacted, entered, promulgated, enforced or issued by any governmental entity or other legal restraint or prohibition preventing the consummation of the transaction contemplated hereby shall be in effect.

11.  This Agreement:

     (a) shall be governed by and shall be construed and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada generally therein and each of the parties hereby attorns to and submits to the non-exclusive jurisdiction of the courts of Ontario with respect to any matter arising hereunder or related thereto; and

     (b) shall enure to the benefit of and be binding upon Kinross and the Vendor and their respective executors, administrators, legal representatives, successors and permitted assigns, provided that, except as herein provided, this Agreement shall not be assignable by any party without the written consent of the other party hereto. Nothing in this Agreement, express or implied, shall be interpreted as being intended to confer upon any other person any rights or remedies hereunder.

12.  Time shall be of the essence hereof.

13. This Agreement may be executed in one or more counterparts, each of which so executed shall constitute an original and all of which together shall constitute one and the same Agreement. Facsimile signatures will be acceptable with original signed copies to follow.

14. Each party hereto hereby agrees that it will do all such acts and execute all such further documents, conveyances, deeds, assignments, transfers and the like, and will cause the doing of all such acts and will cause the execution of all such further documents as are within its power as the other party hereto may in writing from time to time reasonably request be done and/or executed in order to consummate the transactions contemplated hereby or as may be necessary or desirable to effect the purpose of this Agreement or any document, agreement or instrument delivered pursuant hereto and to carry out their provisions or to better or more properly or fully evidence or give effect to the transactions contemplated hereby, whether before or after the Time of Closing.

15. The Vendor hereby indemnifies and saves harmless Kinross or any of its assignees hereunder of and from any loss, cost, damage or expense whatsoever arising out of or resulting from, under or pursuant to:

     (a) the inaccuracy of any representation or warranty or the breach of any covenant made by it herein or in any instrument or certificate delivered by it pursuant hereto; and

     (b) all claims, actions, suits, proceedings, demands, costs and expenses in respect of or incidental to any of the foregoing.

16. Kinross hereby indemnifies and saves harmless the Vendor of and from any loss, cost, damage or expense whatsoever arising out of or resulting from, under or pursuant to:

     (a) the inaccuracy of any representation or warranty or the breach of any covenant made by Kinross herein or in any instrument or certificate delivered by Kinross pursuant hereto; and

     (b) all claims, actions, suits, proceedings, demands, costs and expenses in respect of or incidental to any of the foregoing.

17. No claims for indemnification will arise until notice thereof is given to the party (the "Indemnitor") from whom indemnity is sought. Such notice shall be sent within 30 days following the determination by a party (the "Claimant") that a claim for indemnity exists. In the event that any legal proceedings shall be instituted or any claim or demand is asserted by any third party in respect of which the Indemnitor may have an obligation to indemnify the Claimant, the Claimant shall give or cause to be given to the Indemnitor written notice thereof and the Indemnitor shall have the right, at its option and expense, to be present at the defense of such proceedings, claim or demand, but not to control the defense, negotiation or settlement thereof, which control shall at all times rest with the Claimant, unless the Indemnitor irrevocably acknowledges full and complete responsibility for indemnification of Claimant, in which case the Indemnitor may assume such control through counsel of its choice, provided, however, that no settlement shall be entered into without the Claimant's written consent (which shall not be unreasonably withheld) unless such settlement obligates the Indemnitor to pay the full amount of the liability in connection therewith and releases the Claimant completely in connection with such claim. The parties hereto agree to cooperate fully with each other in connection with the defense, negotiation or settlement of any such third party legal proceeding, claim or demand.

18. Notwithstanding anything in this Agreement to the contrary, the indemnity provided for herein shall apply to any loss, liability, damage, deficiency or expense, whether or not the actual amount thereof shall have been ascertained prior to the final day upon which a claim for indemnity with respect thereto may be made hereunder, so long as written notice thereof shall have been given to the Indemnitor prior to said date, setting forth specifically and in reasonable detail, so far as it known, the matter as to which indemnification is being sought, but nothing herein shall be construed to require payment of any claim for indemnity until the actual amount payable shall have been finally ascertained.

19. Any claim for indemnification as a result of a breach of representation or warranty contained herein shall be made no later than the date that is one year following the Closing Date. The aggregate amount payable pursuant to any claim or claims hereunder shall be limited to the market price of the Kinross Shares on the Closing Date.

20. If one or more provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained therein.

21. Notwithstanding anything to the contrary herein, if the Closing Date has not occurred on or prior to August 15, 2001, this Agreement may be terminated and the transactions contemplated hereby abandoned by either Kinross or the Vendor upon written notice to the parties hereto.

22. Unless otherwise expressly provided in this Agreement, any notice or other communication to be given under this Agreement (a "notice") shall be in writing addressed as follows:

                  if to Kinross:

                           Kinross Gold Corporation
                           52nd Floor, Scotia Plaza
                           40 King Street West
                           Toronto, Ontario
                           M5H 3Y2

                           Attention:                Mr. Robert M. Buchan
                           Telecopier Number:        (416) 363-6622

                           with a copy to:

                           Cassels Brock & Blackwell LLP
                           Barristers & Solicitors
                           Scotia Plaza, Suite 2100
                           40 King Street West
                           Toronto, Ontario M5H 3C2

                           Attention:  Cameron A. Mingay
                           Telecopier Number:  (416) 350-6939
                  or if to the Vendor:

                           2 Rue Robertde Traz
                           1206 Geneva, Switzerland

                           Attention:       Oswaldo Carciente
                           Telecopier Number:  011-4122-3441376

                           or to such other address as any of the parties may designate by notice given to the others.

     Each notice shall be personally delivered to the addressee or sent by fax to the addressee and if delivered or transmitted on a business day, shall be deemed to be given and received on that day and, in any other case, shall be deemed to be given and received on the first business day following the day on which it is delivered or transmitted.

23. This Agreement may be amended or modified only by a written instrument executed by the parties affected thereby, or by their respective successors and permitted assigns.

24. For the purpose of this Agreement, "business day" shall mean a day which is not a Saturday, a Sunday or a statutory or civic holiday in the City of Toronto.

25. This Agreement constitutes the entire agreement between the Vendor and Kinross with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements, representations, warranties, and understandings of the parties, whether oral, written, or implied, as to the subject matter hereof.

26. Each party acknowledges that it has been represented by counsel and has received independent legal advice regarding the negotiation and execution of this Agreement. Each party agrees that any rule of interpretation or construction to the effect that ambiguities are to be resolved against the drafting party will not be employed in the interpretation, construction, or enforcement of this Agreement.

If you are in agreement with the foregoing, please so indicate by signing and returning to us the enclosed copy of this letter whereupon this shall become a binding commitment of the parties.


                               Yours very truly,


                               KINROSS GOLD CORPORATION


                               Per:__________"John Ivany"________





                  Agreed and accepted as of this         day of June, 2001.


                               CAPITAL PRO INTERNATIONAL, INC.


                               Per:_________ "Oswaldo Carciente"________

                                                                     EXHIBIT C




June 18, 2001



The Tell Fund

c/o Citco Fund Services (Cayman Islands) Ltd.
Corporate Centre, West Bay Road
P.O. Box 31106 SMB
Grand Cayman, Cayman Islands
B.W.I.


Attention:  Patrick Schegg


Dear Sir:

Re:      Purchase of Series B Preferred Shares in the Capital of Kinam Gold Inc.

This letter agreement (the "Agreement") provides for the purchase (the "Share Purchase") by Kinross Gold Corporation, ("Kinross") from The Tell Fund (the "Vendor") of 62,700 Series B Preferred Shares (the "Kinam Shares") in the capital of Kinam Gold Inc. ("Kinam") on the terms and conditions set forth herein.

1. The Vendor hereby agrees to sell and Kinross agrees to purchase the Kinam Shares on the terms and subject to the conditions set forth herein.

2. The purchase price of US$1,112,140.80 for the purchase by Kinross of the Kinam Shares, including any accrued and unpaid dividends thereon, shall be paid and satisfied by the issuance and delivery by Kinross to the Vendor at the Time of Closing (as hereinafter defined) of 1,158,480 common shares in the capital of Kinross (the "Kinross Shares").

3. The Kinross Shares shall be qualified for distribution to the Vendor pursuant to a (final) short form prospectus (the "Prospectus") to be filed in the Province of Ontario. Kinross agrees to use its reasonable commercial efforts to file, and obtain a receipt for, the Prospectus in the Province of Ontario on or before July 18, 2001 (the "Filing Date").

4. The closing (the "Closing") of the transaction contemplated herein shall occur at the offices of Cassels Brock & Blackwell LLP, Scotia Plaza, Suite 2100, 40 King Street West, Toronto, Ontario, at 8:00 a.m. (Toronto time) (the "Time of Closing") on or about the fifth business day following the Filing Date (the "Closing Date").

5. The Vendor hereby represents and warrants to Kinross as follows and acknowledges that Kinross is relying thereon in connection with its entering into of this Agreement and the consummation of the transactions contemplated hereby:

     (a) the Vendor is duly created or incorporated and validly existing under the laws of its incorporation;

     (b) the Vendor is the registered and beneficial owner of the Kinam Shares, and has full legal right, power and authority to enter into this Agreement and to sell, assign, transfer and convey the Kinam Shares pursuant to the terms hereof;

     (c) the Vendor has good and valid legal title to the Kinam Shares free and clear of any mortgages, liens, charges, pledges, trading restrictions, security interests or encumbrances, shareholders agreements, pooling agreements, voting trust agreements or other contracts (including, without limitation, any contract restricting or otherwise relating to the voting, dividend rights or disposition of the Kinam Shares) or any rights of any other person or entity to acquire any ownership interest in or vote any of the Kinam Shares (collectively, the "Encumbrances");

     (d) this Agreement has been duly executed and delivered by the Vendor and constitutes a valid and binding obligation of the Vendor, enforceable against it in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy laws and other laws of general application relating to creditors' rights or general principles of equity;

     (e) all necessary corporate action has been taken by the Vendor to authorize and approve the entering into and delivery of this Agreement, and the performance of its obligations and the consummation of the transactions contemplated hereby and all other matters relating thereto;

     (f) the execution and delivery by the Vendor of this Agreement and all other agreements and instruments to be executed and delivered by the Vendor as contemplated herein and the performance of the obligations of the Vendor provided for herein and therein and the consummation of the transactions contemplated hereby and therein:

          (i) do not require any consent, approval or authorization of any governmental agency or regulatory authority (each, a "Governmental Authorization") and do not require any notice under any agreement, law, rule or regulation;

          (ii) do not conflict with or result in a breach of or violation of any of the provisions of its constating or governing documents;

         (iii) to the best of its knowledge, do not result in the violation of any law of any jurisdiction to which it or any of its assets, rights and properties is subject;

          (iv) do not result in the breach of any material agreement, instrument or document or Governmental Authorization to which it is a party or by which it is bound; and

          (v) do not result in the violation of any judgment, order, writ, injunction or decree of any court or other regulatory or administrative body binding upon it or any of its assets, rights and properties;

     (g) the Vendor is not a U.S. Person within the meaning of Regulation S under the United States Securities Act of 1933, as amended (the "Securities Act"); and

     (h) the Vendor understands that the Kinross Shares have not been and are not being registered under the Securities Act or any U.S. state securities laws.

6. The Vendor covenants and agrees with Kinross that it will use its reasonable best efforts to perform the following covenants on or before the Closing Date:

     (a) fulfil all necessary requirements and take all necessary action to permit the consummation of the transactions contemplated hereby, including the transfer of the Kinam Shares to Kinross and the delivery of the share certificates therefor duly endorsed for transfer, free and clear of all Encumbrances;

     (b) cause each of the conditions precedent set forth herein for the benefit of Kinross to be complied with and take such measures as may be necessary or desirable to fulfil its obligations hereunder and implement the Share Purchase; and

     (c) obtain all requisite Governmental Authorizations and other approvals required to be obtained by it to authorize and approve the transfer of the Kinam Shares to Kinross and all other matters relating thereto.

7. Kinross hereby represents and warrants to the Vendor as follows and acknowledges that the Vendor is relying thereon in connection with its entering into of this Agreement and the consummation of the transaction contemplated hereby:

     (a) Kinross is a corporation duly continued and validly existing in good standing under the laws of the Province of Ontario;

     (b) this Agreement has been duly executed and delivered by Kinross and constitutes a valid and binding obligation of Kinross, enforceable against Kinross in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy laws and other laws of general application relating to creditors' rights or general principles of equity;

     (c) all necessary corporate action has been taken by Kinross to authorize and approve the entering into and delivery of this Agreement, and the performance of its obligations hereunder and the consummation of the transactions contemplated hereby, including, without limitation, the issuance and creation of the Kinross Shares and all other matters relating thereto;

     (d) the execution and delivery by Kinross of this Agreement and all other agreements and instruments to be executed and delivered by Kinross as contemplated herein and the performance of the obligations of Kinross provided for herein and therein and the consummation of the transactions contemplated hereby and thereby:

          (i) do not require any Governmental Authorization or any notice under any agreement or any law, regulation or rule except for
               (i) the filing of applicable forms and fees with, and the approval of, the Toronto Stock Exchange; (ii) the filing of a material change report and the appropriate forms with, and the approval of, the applicable securities regulatory authorities; and (iii) the filing a preliminary prospectus and the Prospectus and the obtaining of receipts therefore from the Ontario Securities Commission;

          (ii) do not conflict with or result in a breach of or violation of any of the provisions of the constating documents of Kinross;

          (iii) do not result in the violation of any law of any jurisdiction to which Kinross or any of its assets, rights and properties is subject;

          (iv) do not result in the breach of any material agreement or Governmental Authorization to which Kinross is a party or by which Kinross or any of its assets, rights and properties is bound; and

          (v) do not result in the violation of any judgment, order, writ, injunction or decree of any court or other regulatory or administrative body binding upon it or any of its assets, rights and properties;

     (e) the common shares of Kinross are listed and posted for trading on the Toronto Stock Exchange;

     (f) Kinross is a reporting issuer under the securities laws of each of the provinces of Canada and is not on the list of defaulting reporting issuers under the securities laws thereof; and

     (g) at the Time of Closing: (i) the Kinross Shares will be duly and validly authorized and (ii) upon receipt by Kinross of the Kinam Shares, the Kinross Shares will be issued as fully paid and non-assessable shares in the capital of Kinross.

8. Kinross covenants and agrees with the Vendor that it will use its reasonable best efforts to perform the following covenants on or before the Closing Date:

     (a) fulfil all necessary requirements and take all necessary actions to permit the consummation of the transactions contemplated hereby, including the issuance of the Kinross Shares to the Vendor and delivery of the share certificates therefor and ensuring that such Kinross Shares may be issued in compliance with all applicable securities laws;

     (b) obtain the approval of the Toronto Stock Exchange for the Share Purchase and the listing of the Kinross Shares as of the Closing Date;

     (c) cause each of the conditions precedent set forth herein for the benefit of the Vendor to be complied with on or before the Closing Date and take such measures as may be necessary or desirable to fulfil its obligations hereunder and implement the Share Purchase;

     (d) obtain all requisite Governmental Authorizations or other approvals required to be obtained by Kinross to authorize and approve the issuance of the Kinross Shares and all other matters relating thereto; and

     (e) file and obtain a receipt for the Prospectus from the Ontario Securities Commission on or before the Filing Date.

9. The obligation of Kinross to consummate the Share Purchase is subject to the satisfaction (or waiver by Kinross) of the following terms and conditions at or prior to the Time of Closing:

     (a) the representations and warranties of the Vendor contained in this Agreement shall be true and correct in all material respects as of the Time of Closing with the same force and effect as if made as of the Time of Closing and Kinross shall have received a certificate from a senior officer of the Vendor confirming the foregoing;

     (b) the Vendor shall have delivered to Kinross the share certificates representing all of the Kinam Shares, duly endorsed for transfer;

     (c) the covenants of the Vendor to be performed on or before the Closing Date pursuant to the terms hereof shall have been duly performed;

     (d) the Toronto Stock Exchange shall have conditionally approved the listing of the Kinross Shares; and

     (e) no law or judgment enacted, entered, promulgated, enforced or issued by any governmental entity or other legal restraint or prohibition preventing the consummation of the transaction contemplated hereby shall be in effect.

10. The obligations of the Vendor to consummate the Share Purchase is subject to the satisfaction (or waiver by the Vendor) of the following terms and conditions at or prior to the Time of Closing:

     (a) the representations and warranties of Kinross contained in this Agreement shall be true and correct in all material respects as of the Time of Closing with the same force and effect as if made as of the Time of Closing and the Vendor shall have received a certificate from a senior officer of Kinross confirming the foregoing;

     (b) the covenants of Kinross to be performed on or before the Closing Date pursuant to the terms hereof shall have been duly performed;

     (c) Kinross shall have delivered to the Vendor share certificates representing the Kinross Shares, registered in the name of the Vendor or as directed by the Vendor;

     (d) Kinross shall have obtained a receipt for the Prospectus from the Ontario Securities Commission;

     (e) the Toronto Stock Exchange shall have accepted notice of the Share Purchase and conditionally approved the listing of the Kinross Shares; and

     (f) no law or judgment enacted, entered, promulgated, enforced or issued by any governmental entity or other legal restraint or prohibition preventing the consummation of the transaction contemplated hereby shall be in effect.

11. Kinross covenants with the Vendor to file on a timely basis all documents required by law to be filed with the securities regulatory authorities in each of the provinces of Canada.

12.  This Agreement:

     (a) shall be governed by and shall be construed and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada generally therein and each of the parties hereby attorns to and submits to the non-exclusive jurisdiction of the courts of Ontario with respect to any matter arising hereunder or related thereto; and

     (b) shall enure to the benefit of and be binding upon Kinross and the Vendor and their respective executors, administrators, legal representatives, successors and permitted assigns, provided that, except as herein provided, this Agreement shall not be assignable by any party without the written consent of the other party hereto. Nothing in this Agreement, express or implied, shall be interpreted as being intended to confer upon any other person any rights or remedies hereunder.

13.  Time shall be of the essence hereof.

14. This Agreement may be executed in one or more counterparts, each of which so executed shall constitute an original and all of which together shall constitute one and the same Agreement. Facsimile signatures will be acceptable with original signed copies to follow.

15. Each party hereto hereby agrees that it will do all such acts and execute all such further documents, conveyances, deeds, assignments, transfers and the like, and will cause the doing of all such acts and will cause the execution of all such further documents as are within its power as the other party hereto may in writing from time to time reasonably request be done and/or executed in order to consummate the transactions contemplated hereby or as may be necessary or desirable to effect the purpose of this Agreement or any document, agreement or instrument delivered pursuant hereto and to carry out their provisions or to better or more properly or fully evidence or give effect to the transactions contemplated hereby, whether before or after the Time of Closing.

16. The Vendor hereby indemnifies and saves harmless Kinross or any of its assignees hereunder of and from any loss, cost, damage or expense whatsoever arising out of or resulting from, under or pursuant to:

     (a) the inaccuracy of any representation or warranty or the breach of any covenant made by it herein or in any instrument or certificate delivered by it pursuant hereto; and

     (b) all claims, actions, suits, proceedings, demands, costs and expenses in respect of or incidental to any of the foregoing.

17. Kinross hereby indemnifies and saves harmless the Vendor of and from any loss, cost, damage or expense whatsoever arising out of or resulting from, under or pursuant to:

     (a) the inaccuracy of any representation or warranty or the breach of any covenant made by Kinross herein or in any instrument or certificate delivered by Kinross pursuant hereto; and

     (b) all claims, actions, suits, proceedings, demands, costs and expenses in respect of or incidental to any of the foregoing.

18. No claims for indemnification will arise until notice thereof is given to the party (the "Indemnitor") from whom indemnity is sought. Such notice shall be sent within 30 days following the determination by a party (the "Claimant") that a claim for indemnity exists. In the event that any legal proceedings shall be instituted or any claim or demand is asserted by any third party in respect of which the Indemnitor may have an obligation to indemnify the Claimant, the Claimant shall give or cause to be given to the Indemnitor written notice thereof and the Indemnitor shall have the right, at its option and expense, to be present at the defense of such proceedings, claim or demand, but not to control the defense, negotiation or settlement thereof, which control shall at all times rest with the Claimant, unless the Indemnitor irrevocably acknowledges full and complete responsibility for indemnification of Claimant, in which case the Indemnitor may assume such control through counsel of its choice, provided, however, that no settlement shall be entered into without the Claimant's written consent (which shall not be unreasonably withheld) unless such settlement obligates the Indemnitor to pay the full amount of the liability in connection therewith and releases the Claimant completely in connection with such claim. The parties hereto agree to cooperate fully with each other in connection with the defense, negotiation or settlement of any such third party legal proceeding, claim or demand.

19. Notwithstanding anything in this Agreement to the contrary, the indemnity provided for herein shall apply to any loss, liability, damage, deficiency or expense, whether or not the actual amount thereof shall have been ascertained prior to the final day upon which a claim for indemnity with respect thereto may be made hereunder, so long as written notice thereof shall have been given to the Indemnitor prior to said date, setting forth specifically and in reasonable detail, so far as it known, the matter as to which indemnification is being sought, but nothing herein shall be construed to require payment of any claim for indemnity until the actual amount payable shall have been finally ascertained.

20. Any claim for indemnification as a result of a breach of representation or warranty contained herein shall be made no later than the date that is one year following the Closing Date. The aggregate amount payable pursuant to any claim or claims hereunder shall be limited to the Purchase Price for the Kinross Shares.

21. If one or more provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained therein.

22. Notwithstanding anything to the contrary herein, if the Closing Date has not occurred on or prior to August 15, 2001, this Agreement may be terminated and the transactions contemplated hereby abandoned by either Kinross or the Vendor upon written notice to the parties hereto.

23. Unless otherwise expressly provided in this Agreement, any notice or other communication to be given under this Agreement (a "notice") shall be in writing addressed as follows:

                  if to Kinross:

                           Kinross Gold Corporation
                           52nd Floor, Scotia Plaza
                           40 King Street West
                           Toronto, Ontario
                           M5H 3Y2

                           Attention:    Mr. Robert M. Buchan
                           Telecopier Number:  (416) 363-6622

                           with a copy to:

                           Cassels Brock & Blackwell LLP
                           Barristers & Solicitors
                           Scotia Plaza, Suite 2100
                           40 King Street West
                           Toronto, Ontario M5H 3C2

                           Attention:  Cameron A. Mingay
                           Telecopier Number:   (416) 350-6939
                  or if to the Vendor:

                           Tell Investments LLC
                           11 West 42nd Street
                           New York, NY  10036

                           Attention:       Patrick Schegg
                           Telecopier Number:  (212) 391-7540

                           or to such other address as any of the parties may designate by notice given to the others.

     Each notice shall be personally delivered to the addressee or sent by fax to the addressee and if delivered or transmitted on a business day, shall be deemed to be given and received on that day and, in any other case, shall be deemed to be given and received on the first business day following the day on which it is delivered or transmitted.

24. This Agreement may be amended or modified only by a written instrument executed by the parties affected thereby, or by their respective successors and permitted assigns.

25. For the purpose of this Agreement, "business day" shall mean a day which is not a Saturday, a Sunday or a statutory or civic holiday in the City of Toronto.

26. This Agreement constitutes the entire agreement among the Vendor and Kinross with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements, representations, warranties, and understandings of the parties, whether oral, written, or implied, as to the subject matter hereof.

27. Each party acknowledges that it has been represented by counsel and has received independent legal advice regarding the negotiation and execution of this Agreement. Each party agrees that any rule of interpretation or construction to the effect that ambiguities are to be resolved against the drafting party will not be employed in the interpretation, construction, or enforcement of this Agreement.

If you are in agreement with the foregoing, please so indicate by signing and returning to us the enclosed copy of this letter whereupon this shall become a binding commitment of the parties.


                                         Yours very truly,

                                         KINROSS GOLD CORPORATION

                                         Per:________"John Ivany"______________





         Agreed and accepted as of this 18th day of June, 2001.



                                         THE TELL FUND


                                         Per:_________"Patrick Schegg"_________